 Exhibit 4.7

FRAMEWORK AGREEMENT FOR MORTGAGE LOAN

between

Eldista GmbH, rue des Pierres-du-Niton 17, c/o INTEREXPERTS SA, 1207 Genève

(hereinafter referred to as the “Borrower”)

and

CREDIT SUISSE (Switzerland) Ltd.

Mailing address:	SGLB 8, 8070 Zurich

Contact address:	Uetlibergstrasse 231, 8045 Zurich

(the lender, hereinafter referred to as the “Bank”)

Amount of Credit Facility	CHF 83’500’000.00

The amount of the credit facility is reduced by the sum of the amortizations and other loan repayments made.

Utilization	This credit facility may be utilized as follows:

−	in the form of mortgage loans in CHF with terms of 1 to maximum 10 years

−	in the form of mortgage-backed fixed advances in CHF with terms of 3, 6, or 12 months

−	in the form of mortgage-backed fixed advances in USD with terms of maximum 3 months

Use in foreign currency may only occur if the resulting foreign exchange risk is hedged through a separate OTC transaction in the same currency and with the same term and nominal (see also “Conditions for utilization of mortgage-backed fixed advances in foreign currency”). The form of these mandatory OTC hedging transactions will be agreed together with the Bank.

The type and term of the loan are mutually agreed by the Borrower and the Bank within the scope of the available credit facility.

Such agreement is made without complying with any requirements as to form; an oral agreement, in particular, is sufficient to be binding. The agreement will be confirmed by the Bank in writing, but without a signature.

The use of the individual credit products is in each case limited by the credit amount available at that time. The Bank reserves the right to reject individual transactions in connection with the above credit products. In particular, the Bank does not commit to the conclusion of fixed advances in foreign currency and/or the conclusion of OTC transactions.

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Conditions for utilization of mortgage-backed fixed advances in foreign currency	The use of mortgage-backed fixed advances in foreign currency can only take place if:
	−	at the same time as the use in foreign currency, a corresponding OTC transaction for currency hedging is concluded with the Bank in the same currency and with the same nominal and term as the corresponding fixed advance in foreign currency;

If a fixed advance in foreign currency agreed with the Bank has a shorter term than the corresponding OTC transaction, the Borrower undertakes, when such a fixed advance falls due for payment, to extend this until the term of the corresponding OTC transaction has ended.

OTC transactions	Prior to concluding an OTC transaction, the Bank may request that the Swiss Master Agreement for OTC derivative transactions (“OTC CH Master Agreement”) or another OTC Master Agreement confirmed by the Bank (each an “OTC Master Agreement”) is formally agreed between the Borrower and the Bank. However, there is no obligation on the Bank to conclude “OTC transactions” (see “OTC CH Master Agreement”). The “OTC CH Master Agreement” also applies to any other “OTC transactions” concluded between the Bank and the Borrower outside and independently of this Master Agreement.

Repayment / Prolongation	Fixed-term loans must be repaid at the end of the term or the aggregate term unless the Borrower has entered into a new agreement with the Bank at least two bank working days before this date. If no such agreement has been made and the framework agreement has not been terminated, the Bank is entitled, but not obliged, to convert the loan into an adjustable-rate mortgage; this is made known to the Borrower in writing, however without a signature.

For a credit product with an aggregate term, if the Borrower did not agree with the Bank a new partial term for the continued use of the product or the use of another mortgage product by three bank working days before the expiry of a partial term at the latest, the product is automatically prolonged with an adjusted interest rate (see “Interest Rate” below) and the same partial term, which may not, however, exceed the final date of the aggregate term.

Amortization	The mortgage amortization shall be CHF 2’000’000.00 per year, payable quarterly, for the first time on 31.03.2020.

Installments and method of payment as well as modifications to the amortization amount are mutually agreed. Such agreement is made without complying with any requirements as to form; an oral agreement, in particular, is sufficient to be binding. The agreement will be confirmed by the Bank in writing, but without a signature.

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Interest rate	The interest rate of loans that do not have a fixed term is determined by the Bank. The interest rate is based on the prevailing conditions in the money and capital markets, the risk assessment of the Bank and the margin determined by the Bank. The Bank may at any time and with immediate effect adjust the interest rate to reflect changes in these elements.

The interest rate of fixed-term loans is mutually agreed by the Borrower and the Bank. This agreement is made without complying with any requirements as to form; an oral agreement, in particular, is sufficient to be binding.

For credit products with an aggregate term, the calculation of the interest rate is based on the base rate to be agreed for the currency in question and the applicable partial term. The base rate is increased by an agreed surcharge of 0.75% p.a. for drawings in CHF and 1.05% p.a. for drawings in USD, which takes account of the Bank’s margin as well as the risk assessment. In the event of automatic prolongation, the base rate valid for the currency and new partial term in question and the surcharge for this base rate apply. Upon any extension, the Bank is entitled to adjust this surcharge on the basis of a new risk assessment.

If the agreed base rate for an entire term is unavailable or no longer available for the requested currency and partial term prior to expiration of this overall term, is no longer published, or no longer the market standard, or if the bank declares in good faith and on commercially reasonable grounds that the base rate will be replaced, in particular if the bank no longer uses the base rate as its standard base rate for similar credit products, or if it is no longer offered by the bank at all, or if a corresponding public announcement is made (i.e. the publication of information stating that the base rate will be discontinued by the authority that manages the base rate, or by a successor authority, or that the base rate is no longer representative or can no longer be used), a replacement for the agreed base rate will be specified by the bank and any risk premium and other adjustments made. If the borrower does not agree with this proposal, the borrower has the option of switching the current utilized credit product, on expiration of the partial term, to a different credit product in accordance with the provisions of the applicable product agreement.

If the borrower does not accept the bank’s proposal, or convert the current utilized credit product, the bank is entitled to convert the current utilized credit product into a loan with a fixed term up to the end of the overall term. The deadline for the acceptance of the proposal made by the bank for a successor product or the notice regarding conversion of the current utilized credit product is 30 days following submission of the proposal for a replacement product.

In the event of a negative base rate, a base rate of 0.00% will be used to calculate the interest rate.

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If the currently valid equity capital requirements are increased through measures by authorities or provisions of law, the Bank is entitled to increase the applicable interest rate by the amount of the resulting additional borrowing costs.

Interest due dates	March 31, June 30, September 30, and December 31, or in accordance with the separate agreements (see “Utilization” above)

Interest on arrears	If the Borrower does not pay the interest by the interest due date, an interest penalty of 2% above the agreed interest rate shall be paid on the amount in arrears as from the due date.

Interest payments and amortization payments	On the due date, interest payments and amortization payments shall be debited to an account with the Bank.

The Borrower undertakes to make the applicable amount available in this account on the due date.

The Bank’s rights under the collateral agreement extend to cover any debit balance on such an account arising from the amounts debited for the interest payments or amortization payments.

Fees	A one-time arrangement fee of CHF 10’000.00 will be payable upon signing of this framework agreement. The Bank is entitled to debit the Borrower’s account.

The Bank may charge fees for reviewing, changing, monitoring and managing the credit facility and the individual loans as well as for extraordinary expenses. In such cases the combined amount shall not exceed CHF 10’000.00 per calendar year.

Mortgage collateral	-	CHF 81’666’000.00 first ranking bearer mortgage note, no prior ranking,

-	CHF 41’959’000.00 third ranking bearer mortgage note, prior ranking CHF 82’523’922.00,

on business premises “CTN”, Ch. des Aulx 8 - 18, 1228 Plans-les- Ouates, land register Plans-les-Ouates, land register folio 11095 (hereinafter referred to as “CTN”).

Transfer of ownership by way of collateral in accordance with the “Collateral Agreement” (to be signed)

If collateral is provided for more than one claim, the Bank may decide at its discretion, which claim(s) will be set off against sales proceeds or any other income derived from the collateral.

Scope of security	The claims for capital payment from the mortgage notes provide the Bank with security for all claims against the Borrower arising from any agreements or contracts already concluded or to be entered into in the future within the context of business relationships, as well as for all costs connected with such claims and their interest, as well as the commissions, charges, fees, costs, other debits and early repayment penalties, etc. These claims for capital payment under the mortgage note also provide collateral for any right of the Bank to be indemnified and held harmless, especially when claims are asserted against it by third parties (including issuers, liquidators, legal administrators, bankruptcy administrators, institutions, and government authorities) in connection with transactions conducted or assets held on behalf of the Client (hereinafter referred to as secured claims). In contrast, the interest on the mortgage note claims provides the Bank with security for all interest on the secured claims.

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Multiple claims	In the event of multiple secured claims against the Borrower, the Bank shall determine to which of these claims the mortgage notes or their realization proceeds are to be allocated.

Acknowledgement of debt	The Provider of Collateral hereby explicitly acknowledge his financial liability arising from the mortgage notes assigned to the Bank amounting to the sum of the claims for capital payment, in addition to the current and three-year accrued interest. This acknowledgement of debt is valid irrespective of any stipulations in the mortgage deeds (if any). If the Provider of Collateral is not the mortgage note debtor, he hereby declare joint and several liability for the debt to the extent detailed above. The interest rate of the mortgage note claims is stipulated to be 5%; should a higher interest or maximum interest rate have been determined for a mortgage note, this shall be regarded as the interest rate of the mortgage note claim.

Deed claims and credit claims	The Bank may enforce the mortgage note claims instead of the secured claims. The Bank is also entitled to enforce the secured claims prior to and independently of the mortgage note claims.

Calling in mortgage note claims	Should the Borrower default on at least one of the secured claims, the Bank is entitled to call in the mortgage notes with a period of notice of three months to the end of a month. Insofar as the Borrower(s) default(s) on the payment of interest or amortization, the Bank is entitled to call in the payment with immediate effect. This shall apply irrespective of any stipulations in the mortgage deeds (if any).

Increase and conversion of mortgage notes	In the event that a mortgage note is increased or converted into another type of mortgage note, this Agreement shall also apply.

Reassignment of mortgage notes	As soon as the Bank is no longer in possession of any secured claim(s) against the Borrower, the Bank is obliged to transfer the mortgage notes back to the assignor(s) or to have them transferred by the trustee. Should a third party who has provided personal or tangible security (e.g. surety bond, third-party pledge) satisfy the Bank’s claims, the Bank shall be entitled to transfer the mortgage notes to this third party.

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Further collateral	Deed of Assignment in favour of the Bank of any rent payments from the real estate property CTN, Ch. des Aulx 8 – 18, 1228 Plans-les-Ouates, covering the amount of interest and capital repayment dated 05.10.2011.

If collateral is provided for more than one claim, the Bank may decide at its discretion, which claim(s) will be set off against sales proceeds or any other income derived from the collateral.

Risks	The Bank expressly informs the Borrower that taking up loans by using securities and/or cash account balances as collateral and/or the utilization of the loan proceeds (leveraging) for investments in financial instruments of any kind (securities, derivatives, OTC / TOFF, FX etc.) also involves an interest rate, price and currency risk.

The Borrower is made aware of the following risks in particular: In case of adverse market developments, the assets pledged as collateral may be insufficient to cover the outstanding credit in full, so that at a time that is unfavorable for the Borrower the collateral may have to be realized and the open positions may have to be closed out respectively liquidated. To the extent, the realization of the available collateral is insufficient to cover the Bank’s claim from the loan; the Borrower remains based on the credit relationship personally liable vis-à-vis the Bank for the full discharge of the remaining debt.

Release from banking customer secrecy	If the Bank provides fiduciary declarations upon the instructions of the Borrower, the Bank shall be released from banking customer secrecy vis- à-vis the recipients of these declarations with respect to the construction loan relationship. This release shall continue to apply after the end of the loan relationship between the Borrower and the Bank.

Termination of the framework agreement	This framework agreement may be terminated by either party at any time with immediate effect. Upon termination of the framework agreement, maturing loans are not renewed and no new loans will be granted. However, loans that were previously agreed will remain unaffected by the termination of this framework agreement.

The termination of a loan granted under this framework agreement does not automatically result in the termination of the framework agreement.

Termination of individual loans Ordinary termination	Fixed-term loans granted under this framework agreement can not be terminated before the end of the term or the aggregate term, unless otherwise agreed in writing. Loans with unspecified terms can be terminated by either party at any time with 3 months’ notice.

Extraordinary termination	The Bank reserves the right to terminate all loans granted under this agreement with immediate effect at any time if:
-	the Borrower goes bankrupt or is granted a bankruptcy moratorium;

-	the Borrower has breached any other obligation under this framework agreement and/or under any agreements based hereon and has failed or was unable to restore the proper contractual situation within 60 calendar days after written notice from the Bank;

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-	the Borrower is in arrears on interest payments or mortgage amortizations for more than 60 calendar days after they are due;

-	the mortgaged property is insufficiently insured against fire and damage caused by natural hazards;

-	the value of the mortgaged property is significantly impaired, especially due to a casualty or insufficient maintenance;

-	the use of the mortgaged property is materially altered without the Bank’s consent;

-	there has been a change in direct or indirect ownership/control in respect of the Borrower / holding company resulting in Optibase Ltd. owning less than 51% of the Borrower’s / holding company’s shares and/or resulting in an ownership structure which at the Bank’s sole discretion is not acceptable for the Bank;

-	owing to default and/or maturity clauses, another loan or similar obligation, exceeding the total amount of CHF 1’000’000.00, entered into by the Borrower has been terminated early;

-	in the Bank’s view, asset and/or revenue situation of the Borrower has deteriorated significantly;

-	obligations of the borrower vis-à-vis the bank in connection with OTC transactions entered into by the borrower with the bank have not been fulfilled at the point of maturity;

-	another loan or similar obligation (e.g. OTC transaction) entered into by the Borrower with the Bank has been prematurely terminated on the basis of default and/or maturity clauses;

-	OTC transactions for currency hedging that were simultaneously concluded with a corresponding use in the same foreign currency as the fixed advance (see “Conditions for utilization of mortgage-backed fixed advances in foreign currency”) have been prematurely cancelled/closed out and the resulting obligations of the Borrower vis- à-vis the Bank have not been fulfilled at maturity and the associated fixed advance in foreign currency is not repaid at the same time.

Transfer of ownership or forced sale	In the event of transfer of ownership or forced sale of the mortgaged property, all claims in connection with this framework agreement shall fall due for repayment on the date of transfer of ownership or on the date of the public auction, as applicable.

Statement of costs in the event of early termination of fixed-term loans	If any fixed-term loans granted under this framework agreement are terminated early, the Bank will credit or debit the Borrower with the interest gain or interest shortfall accrued thereon. This is calculated based on the difference between the contractual interest rate which applies at the time of termination and the interest rate that, in the Bank’s view, can be earned on an investment with the same residual term (i.e. date of termination to expiry of interest period of such loan/advance) on the money or capital markets at the time of termination, multiplied by the outstanding loan amount and the residual term. Any surplus in favor of the Borrower is set off against the fee for the Bank’s expenses described below.

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In addition a flat fee of 0.1% of the loan amount, but not less than CHF 1’000.00, is owed for the Bank’s expenses.

By way of example:

Example 1
Early repayment of a mortgage loan of CHF 10mn (original term 2 years) with a reference rate of 3.0% (reference rate = internal funding rate) by the Borrower after 1 year and loan is reinvested by the Bank for residual term (1 year with a reinvestment rate of 2.5%). Interest is calculated in accordance with international conventions (actual number of days / 360).

(i)	Refinancing portion of early repayment result: 0.5% loss on CHF 10mn reinvestment (reference rate ./. reinvestment rate) for residual term of 1 year (CHF 10mn x 365/360 x 0.5%) equals CHF 50’694.44.

(ii)	Early repayment processing flat fee of 0.1% of the loan amount: CHF 10mn x 0.1% equals CHF 10’000.00.

(iii)	Total early repayment penalty: CHF 60’694.44.

Example 2

Early repayment of a fixed advance of CHF 10mn with an interest period of 3 months with a base rate of 1.0% by the Borrower after 1 month and loan is reinvested by the Bank for residual term (2 months a reinvestment rate of 0.5%). Interest is calculated in accordance with international conventions (actual number of days / 360).

(i)	Refinancing portion of early repayment result: 0.5% loss on CHF 10mn reinvestment (base rate ./. reinvestment rate) for residual term of 2 months (CHF 10mn x 60/360 x 0.5%) equals CHF 8’333.33.

(ii)	Early repayment processing flat fee of 0.1% of the loan amount: CHF 10mn x 0.1% equals CHF 10’000.00.

(iii)	Total early repayment penalty: CHF 18’333.33.

As the exact early repayment penalty is calculated as the present value, so the individual payment flows are discounted, the above calculation is merely an approximation.

Insurance	The mortgaged property shall be adequately insured against fire and natural hazards. The Bank is entitled to ask the Borrower at any time for a copy of the current certificate of buildings insurance and/or the terms applicable to the insurance.

Transferability	The Bank is authorized to transfer or assign all or any part of this loan relationship, with all collateral and ancillary rights, to a third party in Switzerland or abroad, for example, for the purposes of securitization or outsourcing. The right to further transfer the relationship or to transfer it back remains reserved.

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The Bank may at any time make data and information associated with the loan relationship available to such a third party and other involved parties, such as rating agencies and trust companies; these parties shall be obliged to keep such information confidential. The Borrower expressly declares his/her agreement with the procedure described above.

Important Note regarding Transferability:

The significance of the provisions relating to transferability, and the impact on bank client confidentiality and data protection are explained in the Information Brochure. The Information Brochure can also be found online at (credit-suisse.com/legalnotes).

The signatory or signatories of this Framework Agreement for Loans confirm(s) that the Bank’s Information Brochure has been received, read, understood, and accepted.

Borrower’s affirmative obligations	−
Obligation to provide information
The Borrower is obliged to inform the Bank without delay of current business developments and significant changes in its management and in its direct and/or indirect ownership/control as well as other significant changes that could influence the Borrower’s financial situation.

In particular, the Borrower will submit the following documents to the Bank:

- Annually:

-	Balance sheet, profit and loss statement and the notes thereto, as well as the auditor’s report within four months of the financial year-end

-	Current tenant schedule including respective rent of the real estate property “CTN” within four months of the financial year- end.

Borrower’s Positive and Negative Obligations	−	The Borrower undertakes, to the extent permitted by law, to refrain from providing new or additional collateral exceeding the total amount of CHF 2’000’000.00 in favour of a third party to secure existing or future liabilities of the Borrower or a third party.

−	The Borrower undertakes, to the extent permitted by law, to refrain from establishing additional mortgage notes on the real estate property “CTN”.

−	Distributions in form of dividends and/or shareholder loans are only permitted in line with the available yearly profit after amortisation of the loan and interest payments and less yearly investments that are necessary for a sustainable value retention for the real estate property “CTN”.

−	The Borrower will undertake the necessary maintenance/investments to avoid any value reduction caused by insufficient investments into the property “CTN”.

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−	Loans to third parties (excluding shareholders) by the Borrower are not permitted.

−	The Borrower undertakes not to enter into any further credit or lease financing transactions without the written approval of the Bank. Notwithstanding the foregoing are credit or lease financing transactions up to the total amount of CHF 2’000’000.00 over the lifetime of this Framework Agreement.

Additional agreements and special contractual terms	The Borrower will have all rent payments of the real estate property “CTN” made directly into an account at the Bank. In general, the Borrower undertakes to use the Bank for his account movements.

The additional agreements that will be concluded or have already been concluded in accordance with the terms of this framework agreement and the agreed loan products (including the special contractual terms applicable to the individual loans) form an integral part of this framework agreement.

General conditions	The Bank’s “General Conditions including the Safe Custody Regulations” supplement this framework agreement.

Place of performance	The place of performance is the location of the Swiss branch of the Bank with which the Borrower has a contractual relationship. For borrowers whose present or future domicile is outside Switzerland, the place of performance is also the place of debt enforcement (“special domicile” as defined in Art. 50 par. 2 of the Federal Law on Debt Collection and Bankruptcy).

Applicable law and place of jurisdiction	This framework agreement and the agreements based on this framework agreement are subject to and shall be construed in accordance with Swiss law. The Borrower recognizes the exclusive jurisdiction of the courts of Zurich or of the location of the branch of the Bank with which the contractual relationship exists. The Bank also has the right to bring legal action against the Borrower before any other competent court.

Relationship to existing agreements	This framework agreement replaces the loan agreement dated 05.10.2011, but shall not effect any novation of the Borrower’s existing credit obligations pursuant to Art. 116 of the Swiss Code of Obligations.

Issuance/Signing of Agreement	This framework agreement has been drawn up and signed in duplicate. The Borrower and the Bank each receive one copy.

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CREDIT SUISSE (Switzerland) Ltd.	Eldista GmbH

Ralf Schütz	Stefan Willi	Borrower’s signature

Zurich, January 8, 2020	Place and Date

Agreement “Collateral Agreement”

(still to be signed by the Borrower)

“Information Brochure on Mortgage-Backed Credits (Mortgages)”
General Conditions incl. Safe Custody Regulations

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